

Mail Stop 4631

July 7, 2009

<u>Via U.S. mail and facsimile</u>

Mr. William C. Denninger
Senior Vice President and Chief Financial Officer
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the fiscal period ended April 3, 2009**
> **Definitive Proxy Statement on Schedule 14A filed February 26, 2009**
> **File No. 000-01093**

Dear Mr. Denninger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief